Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 11, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

The Hamptons Apartments – Virginia Beach, Virginia

On October 9, 2019, we acquired a $9,177,966 joint-venture limited partnership equity investment (the “Hamptons Equity Investment”) for the acquisition and renovation of The Hamptons Apartments (the ''Hamptons Property''), a Class C, garden-style apartment community in Virginia Beach, Virginia. We acquired the Hamptons Equity Investment from RM The Hamptons, LLC, a special purpose entity of which the Company is the sole member.  We will also make an additional investment after closing, over an approximately three-year period, for additional capital improvements, of approximately $1,593,347.  In addition, in connection with the Hamptons Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $15,850,000 (the “Hamptons Loan”).  The Hamptons Loan is interest only with a fixed interest rate of 4.03% and has a term of 120 months.

In connection with the Hamptons Equity Investment, the special purpose entity may pay our manager, RM Adviser, LLC (“Manager” or “RM Adviser”), or an affiliate of our Manager one or more of the fees set forth below. A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity, including Jilliene Helman, CEO of RM Adviser, and Michael Schoellhammer, Managing Director of RM Adviser. The following fees will be paid by the particular special purpose entity and not by us: (i) a 2.00% buyer’s broker fee was paid to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser), of which 25 basis points will be paid to Mr. Schoellhammer; and (ii) an asset management fee equal to an annualized .50% of Effective Gross Income (as defined below) that will be paid monthly to RM Adviser for asset management services related to the Hamptons Property. Effective Gross Income means the Hamptons Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Adviser is the manager of the special purpose entity in connection with the Hamptons Equity Investment and, as a result, is also entitled to a promoted interest in amounts equal to 31.5% and 45% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity.  A portion of the promoted interest may be paid to personnel affiliated with our Manager for their roles in the investment opportunity, including Ms. Helman and Mr. Schoellhammer.  Additionally, Ms. Helman will be providing a partial personal guarantee of the loan that will be secured by the Hamptons Property, and in return will receive a loan guarantee fee of 50 basis points of the principal amount of the loan. We will not be entitled to any of these fees.  Ms. Helman will also receive indemnification from the Company for this loan guarantee.

RM Adviser is the real estate company managing the project and plans to improve the Hamptons Property through a strategic renovation program, renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. Unit interior renovations may include vinyl plank flooring, hardware and lighting fixtures, appliances, upgrades to the cabinets, and resurfaced countertops. The unit interior renovations will take place in conjunction with common area and amenity enhancements. This renovation strategy assumes a renovation budget of approximately $18,000 per unit. As of September 2019, the Hamptons Property was 92% occupied with average in place rents of $924 per unit.

RM Adviser, a wholly-owned subsidiary of Realty Mogul, Co.  (“Realty Mogul”), is also the sponsor of this transaction, and the Hamptons Property is RM Adviser’s third direct acquisition.  Realty Mogul is a private equity firm with investments in over $2 billion of real estate, including investments in over 16,000 apartment units. Through RM Adviser, Realty Mogul targets multifamily assets in stable and emerging U.S. markets. In addition to direct acquisitions, Realty Mogul deploys capital in multifamily, office, retail and industrial properties through joint venture equity, senior, and subordinated debt investments nationally. In addition to us, RM Adviser currently manages MogulREIT II, Inc., a public, non-traded REIT, and has a hands-on approach to investments and asset management.  We have also partnered with an experienced property management firm that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management firm currently manages over 9,000 units located in three states and consists of both market rate and affordable units. The Hamptons Property will be subject to competition from similar apartment communities within its market area, and its economic performance could be affected by changes in local economic conditions.

In line with RM Adviser’s real estate acquisition strategy, the Hamptons Property is situated in a resilient market. According to CoStar market reports, the multifamily market that the Hamptons Property is in continues to grow, and vacancy remains low. Virginia Beach has significant military exposure, with three military bases proximate to the city, and more military bases within the metropolitan area. We believe that the solid base of government jobs in the area should provide a strong hedge against future economic downturns. Military installations in the metropolitan area employ over 120,000 military and civilian personnel, with Naval Station Norfolk being one of the largest military stations in the world. Lastly, per Costar, current Virginia Beach fundamentals are stable and there has been an inflow of new residents into the Virginia Beach County submarket since 2010.

Potential Investments

Columbus Office Portfolio – Columbus, Ohio

There is a reasonable probability that we may acquire a $7,000,000 joint-venture limited partnership equity investment (the “Columbus Equity Investment”) for the acquisition and renovation of a Columbus office portfolio (the ''Portfolio''), a pair of non-contiguous office buildings located in Columbus, Ohio, which, if we choose to acquire the Columbus Equity Investment, we will acquire it from a special purpose entity.  An entity managed by an affiliate of the Company may also make a $3,000,000 investment in this transaction.

The Portfolio, which is currently 96.7% leased, consists of two properties: (i) 855 Grandview; and (ii) Brewery Tower.  855 Grandview is a Class B office building totaling 110,391 square feet and is situated on 5.9 acres. The building was constructed in two phases, the first of which was completed in 1947 and the second of which was completed in 2004.  The building offers access and visibility from the major thoroughfares through the metro, as well as a parking ratio of 3.3:1,000 square feet (369 spaces). Major tenants include ScriptDrop, Dynamix Engineering, Ltd., and Loth, Inc.

Brewery Tower is a Class A office building totaling 142,315 square feet and is situated on 4.9 acres. The building was constructed in 1989, offers a parking ratio of 4.1:1,000 square feet (579 spaces), and is located in the Brewery District of Downtown Columbus. Major tenants include Woda Cooper Companies, Crabble, Brown & James LLP, and the Drug Enforcement Agency.

The real estate company sponsoring the transaction is a private real estate investment firm based in Chicago and founded in 2010.  Its business plan includes the relocation of several tenants in Brewery Tower and the expansion of a large tenant in 855 Grandview.  The real estate company’s target investments are value-add and core-plus office, industrial, residential, and retail real estate in middle-market submarkets. The real estate company has invested in over $300 million in total assets, with an emphasis in Florida, Georgia, and California office assets.

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